SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Receives Frost & Sullivan’s 2023 Customer Value Leadership Award, dated April 2, 2024.
99.2          NICE CXone AI-Driven Workforce Engagement Management Receives TMC’s Future of Work Agent Experience Award, dated April 03, 2024.
99.3          NICE Actimize Honored for Best Transaction Monitoring Solution by Regulation Asia’s 2023 Excellence Awards, dated April 4, 2024.
99.4          NICE Actimize Announces New Integrated Fraud Management Platform Delivering Pervasive AI Across Fraud Prevention, dated April 9, 2024.
99.5          NICE Actimize Wins 2024 FinTech Breakthrough Award for “Best AML Solution” Highlighting AI-Focused Offerings, dated April 17, 2024.
99.6          NICE Actimize Positioned as a Leading Luminary in Financial Crime Technology in Celent’s 2024 Watchlist Screening Report, dated April 18, 2024.
99.7          NICE Actimize Positioned #1 in the Inaugural 2024 Chartis Financial Crime and Compliance50 Report, dated April 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: May 7, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Receives Frost & Sullivan’s 2023 Customer Value Leadership Award, dated April 2, 2024.

99.2          NICE CXone AI-Driven Workforce Engagement Management Receives TMC’s Future of Work Agent Experience Award, dated April 03, 2024.

99.3          NICE Actimize Honored for Best Transaction Monitoring Solution by Regulation Asia’s 2023 Excellence Awards, dated April 4, 2024.

99.4          NICE Actimize Announces New Integrated Fraud Management Platform Delivering Pervasive AI Across Fraud Prevention, dated April 9, 2024.

99.5          NICE Actimize Wins 2024 FinTech Breakthrough Award for “Best AML Solution” Highlighting AI-Focused Offerings, dated April 17, 2024.

99.6          NICE Actimize Positioned as a Leading Luminary in Financial Crime Technology in Celent’s 2024 Watchlist Screening Report, dated April 18, 2024.

99.7          NICE Actimize Positioned #1 in the Inaugural 2024 Chartis Financial Crime and Compliance50 Report, dated April 30, 2024.